File No. 70-9119

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 4 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        --------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75266

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75266

               (Name of company filing this statement and address
                         of principal executive office)
                        ---------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
                        ---------------------------------

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                            Dallas, Texas 75266-0164

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

                  Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Services, Inc. ("Services" and, together with CSW, the "Applicants"), a Texas corporation and a wholly-owned service company subsidiary of CSW, hereby file Amendment No. 2 to the Form U-1 Application-Declaration in File No. 70-9119 (the "Application") for the purpose of amending Item 6 thereof in the following respects. In all other respects, the Application as previously filed and amended will remain the same.

Item 6.  Exhibits and Financial Statements.

Item 6 is hereby amended to file the following exhibit:

         Revised Exhibit 1 -   EV Descriptions.

                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned Applicants have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.
                  Dated:  August 11, 1998

                       CENTRAL AND SOUTH WEST CORPORATION
                      CENTRAL AND SOUTH WEST SERVICES, INC.


                      By:/s/ WENDY G. HARGUS
                             Wendy G. Hargus
                             Treasurer

                                INDEX OF EXHIBITS

EXHIBIT                                                         TRANSMISSION
NUMBER                             DESCRIPTION                     METHOD

     1            Revised EV Descriptions                         Electronic

     2            Preliminary Opinion of Milbank, Tweed,              --
                  Hadley & McCloy, counsel to the
                  Applicants (previously filed).

     3            Proposed Notice of Proceeding                       --
                  (previously filed).

     4            Financial Statements of each of                     --
                  the Applicants per books and pro
                  forma, as of March 31, 1998
                  (previously filed).